

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2021

Paul Alloway
Senior Vice President
General Counsel
Homology Medicines, Inc.
One Patriots Park
Bedford, MA 01730

Re: Homology Medicines, Inc.
Form 8-K
Exhibit No. 10.1
Filed November 9, 2020
File No. 001-01730

Dear Mr. Alloway:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance